ALLIANCE IMAGING, INC.

100 Bayview Circle, Suite 400

Newport Beach, CA  92660

December 8, 2008

VIA EDGAR CORRESPONDENCE

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Alliance Imaging, Inc. Form 10-K for fiscal year ended December 31, 2007 Filed March 12, 2008 File No. 001-16609

Dear Mr. Reynolds:

On behalf of Alliance Imaging, Inc. (the “Company”), I am responding to your letter dated November 20, 2008 with respect to the above-referenced filing. Pursuant to your communications on December 1, 2008 with Keith Benson of Latham & Watkins LLP, our outside securities counsel, the Company hereby confirms its expectation that, on or about December 19, 2008, it will provide the Staff of the Division of Corporation Finance with the Company’s response to the Staff’s comments.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (949) 242-5334.

Very truly yours,

/s/ Howard Aihara

Howard Aihara
Executive Vice President, Chief Financial
Officer